December 2, 2010

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Courtney Haseley

RE:     Plaster Caster Inc.

          Registration Statement on Form 10-12G

Dear Ms. Haseley:

Plaster Caster Inc. acknowledges the following:

1.   Plaster Caster Inc. is responsible for the adequacy and accuracy of the disclosure in the above-mentioned filing;

2.   Plaster Caster Inc. comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  Plaster Caster Inc.  may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Plaster Caster Inc.

/s/JD Klamka

__________________

JD Klamka

President